Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Selected Historical Financial Data of Sprint” and “Experts” in Amendment No. 3 to the Registration Statement (Form S-4 No. 333-123333) and related Joint Proxy Statement/Prospectus of Sprint Corporation for the registration of its common stock, its non-voting common stock and its ninth series zero coupon convertible preferred stock due 2013, and to the incorporation by reference therein of our report dated February 3, 2004 (except Note 2, as to which the date is April 23, 2004, and Note 21, as to which the date is November 2, 2004), with respect to the consolidated financial statements and schedule of Sprint Corporation as of December 31, 2003 and for the two years in the period then ended, included in its Annual Report (Form 10-K/A) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri

June 6, 2005